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                                  Exhibit 16.1

                       (Deloitte & Touche LLP Letterhead)

June 7, 2001

Securities & Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

Pursuant to Rule 17a-5(f)(4), we have read the notice of Anthony & Sylvan Pools Corporation (the "Company") dated June 4, 2001, relating to the change in independent auditors, and have the following comments:

   - We agree with the statements made in the first paragraph related to the dismissal of Deloitte & Touche LLP as the Company's independent auditors.

   - We have no basis to agree or disagree with the statements made in the first paragraph regarding the Company's engagement of new independent auditors.

   -     We agree with the statements made in the second and third paragraphs.

   - We have no basis to agree or disagree with the statements made in the fourth paragraph.


Yours truly,


/s/ Deloitte & Touche LLP
Cleveland, Ohio